Exhibit 99.1

MTM RECEIVES NOTICE RELATED TO NASDAQ MINIMUM BID PRICE RULE

STAMFORD, CT – November 13, 2007 – MTM Technologies, Inc. (NASDAQ: MTMC), a leading national provider of innovative IT solutions and services to Global 2000 and mid-size companies, today announced that it received notice on November 12, 2007 from The NASDAQ Stock Market, Inc. that the minimum bid price of its common stock had fallen below $1.00 for 30 consecutive business days and that MTM was therefore not in compliance with NASDAQ Marketplace Rule 4310(c)(4). In accordance with the NASDAQ Marketplace Rules, MTM has until May 12, 2008 (180 calendar days from November 12, 2007) to regain compliance.

MTM can regain compliance with the minimum bid price rule if the bid price of its common stock closes at $1.00 or higher for a minimum of ten consecutive business days during the initial 180-day period, although NASDAQ may, in its discretion, require MTM to maintain a bid price of at least $1.00 per share for a period in excess of ten consecutive business days (but generally no more than 20 consecutive business days) before determining that MTM has demonstrated the ability to maintain long-term compliance. If compliance is not achieved by May 12, 2008, NASDAQ will determine whether MTM meets the NASDAQ Capital Market initial listing criteria except for the bid price requirement. If MTM meets the initial listing criteria, NASDAQ staff will notify MTM that it has been granted an additional 180 calendar day compliance period. If MTM is not eligible for an additional compliance period, NASDAQ staff will provide written notification that MTM’s securities will be delisted, which may be appealed at that time.

The NASDAQ Letter received on November 12, 2007 has no effect on the listing of MTM’s common stock at this time. MTM will seek to regain compliance within this cure period and is considering alternatives to address compliance with the continued listing standards of The NASDAQ Stock Market.

About MTM Technologies, Inc.

MTM Technologies, Inc. is a leading national provider of innovative IT solutions and services to Global 2000 and mid-size companies. Partnered with industry-leading technology providers such as Cisco Systems, Citrix, Microsoft, HP, Sun Microsystems, EMC, and Avaya, MTM Technologies offers comprehensive solutions in the areas of access, convergence, consolidation, and virtualization. In addition, MTM Technologies provides a broad range of managed services, including system monitoring and management, hosting, security management, IP telephony management, and IT support, as well as IT staffing and training services. For more information, visit www.mtm.com.

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995

The statements contained in this release which are not historical facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. These risks and uncertainties include MTM Technologies' entry into new commercial businesses, the risk of obtaining financing, recruiting and retaining qualified personnel, and other risks described in MTM Technologies' Securities and Exchange Commission filings. The forward looking statements in this press release speak only as of the date hereof and MTM Technologies disclaims any obligation to provide updates, revisions or amendments to any forward looking statement to reflect changes in MTM Technologies’ expectations or future events.

For more information, contact:
J.W. (Jay) Braukman, III
Chief Financial Officer
MTM Technologies, Inc.
203-975-3700
investorrelations@mtm.com